Exhibit 99.1

Tikcro Technologies Reports Third Quarter 2019 Results

Ness-Ziona, Israel, November 21, 2019 - Tikcro Technologies Ltd. (OTCQB: TIKRF), a pre-clinical stage developer of antibodies for cancer immune-therapy, today reported its financial results for the third quarter ended September 30, 2019.

“We have concluded the pre-clinical development stage of our anti-CTLA-4 antibody, which shows strong comparative results in cancer treatment assays,” said Aviv Boim, CEO of Tikcro. “At this stage, we plan to reduce operating expenses. We expect to close our lab facilities and cease pre-clinical development efforts, which incurred $546,000 of R&D expenses in the previous twelve-month period. Due to the significant costs associated with production and clinical trials as well as the evolution of the immune therapy antibody market, we will continue to explore strategic opportunities for this antibody program and other alternatives.”

Financial Results for the Third Quarter Ended September 30, 2019
Net loss for the third quarter of 2019 was $237,000, or $0.02 per diluted share, compared to a net loss of $266,000, or $0.03 per diluted share, for the same period last year.

As of September 30, 2019, the company reported $4.45 million in cash, cash equivalents and short-term bank deposits.

About Tikcro Technologies
Tikcro Technologies Ltd. (OTCQB: TIKRF) has developed certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing or enter into strategic partnerships and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization of our proposed products, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

For more information, please contact:

Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	September 30, 2019	December 31, 2018
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$4,451	$280
Short-term bank deposits	-	5,015
Receivables and other financial asset	107	52
Total current assets	4,558	5,347

Property and equipment, net	75	100
Operating lease right-of-use asset	26	-

Total assets	$4,659	$5,447

Liabilities and Shareholders' Equity

Current liabilities:
Other current liabilities	$228	$300
Operating lease – short term liability	36	-
	264	300

Shareholders' equity	4,395	5,147

Total liabilities and shareholders' equity	$4,659	$5,447

Tikcro Technologies Ltd.
Statements of Operations
(US dollars in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

Research and development expenses	$117	$117	$382	$528

General and administrative expenses, net	146	175	433	483

Total operating expenses	263	292	815	1,011

Operating loss	(263)	(292)	(815)	(1,011)

Financial income, net	26	26	59	27

Net loss	$(237)	$(266)	$(756)	$(984)

Basic and diluted net loss per share	$(0.02)	$(0.03)	$(0.08)	$(0.10)

Weighted average number of shares used computing basic and diluted loss per share	9,879	9,879	9,879	9,879